

The Premier Video Commerce Platform

Ajay Bam - CEO & Co-Founder
ajay@vyrill.com

Endorsed by  **FORRESTER**®

Convert consumer video habits and video data into revenue

Vyrill, a video commerce company, helps brands and retailers increase revenue and find new customers by leveraging commerce video such as authentic and branded video reviews, feedback, unboxing, how to videos etc. from social media, web or direct from smartphones for insights, demand-generation and content marketing.

Vyrill is a google for commerce videos and Vyrill can google inside the video to enable video commerce





Founding Team





Ajay Bam – CEO

13+ years in e-commerce
Experience in mobile & marketing
1 Exit of $30M
MBA, MS – computer science

Dr. Barbara Rosario - CTO

10+ years in Artificial Intelligence
Machine Learning & Natural Language Processing
Ph.D. in machine learning and natural language processing.



Solid startup and technical backgrounds from U.C.Berkeley & Babson
Advisor : Dr. Michael Jordan (AI Guru at U.C.Berkeley)

New Normal : Lockdown in Covid

Shopper Journey

Awareness
Consideration
Purchase

Videos influence purchase journey





- **87%** of consumers begin their product, searches on Google, YouTube, Bing, Amazon
- **600%** increase in video uploads and consumption
- **10x** views: User generated videos vs Brand generated videos
- **50% to 500%** increase in many online sales categories
- **85%** of consumers say that videos nailed purchase decision
- **82%** of consumers say that video enables Touch free shopping











Sources: YouTube, Hubspot, Statista

vyrill

During Covid, Amazon launched “Watch & Buy” store





amazon prime
All
Hello, AJAY
Account & Lists
Returns
& Orders
Prime
Cart
Deliver to AJAY
San Franc... 94114
Fresh
Whole Foods
Prime Video
Best Sellers
Find a Gift
AJAY's Amazon.com
Help
Browsing History
Today's Deals
New Releases
Gift Cards
Gift ideas for Dad
Watch & Shop
by Amazon Launchpad
Watch & Shop > Unique Finds
HOME
UNIQUE FINDS
TECH & GADGETS
TRAVEL & TRANSPORT
BEAUTY & HEALTH
FOOD & BEVERAGE
TOYS & TOTS
PAWS & PALS
MORE
Statgear's door opener is made out of 100% brass, which is inherently antimicrobial. Keep your hands off of filthy door handles.
Learn more

- 35 product categories
- 250M+ video reviews, how-to videos aggregated from shoppers



amazon

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The Retailer/Brand Problem :

Making massive user generated commerce video content useful

Video content on
35+ platforms / web

YouTube

Tik Tok

TRILLER

SNAPCHAT

+

Content on
Phones

9:41
12°

How can I know **who is talking** about my brand and **what they are saying** (inside the videos)?

How do I find the **best video reviews** for my products?





What about **my competitors**?

I would love to add authentic video **reviews, unboxing** to my product page

Digging manually through millions of videos on 30+ platforms and
48+ languages consumes time and $$, resulting in missed marketing opportunities



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Vyrill Core Technology – Google for video

Matching millions of commerce videos to products, categories, brands, & keywords across multiple platforms



Revlon Super Lustrous Lipstick

Porsche Panamera 2019







Cheez-It Scrabble Junior





Vyrill's Core Technology – Google inside the video
analyzes video text, audio and images with 8 Video Data Sets

DEMOGRAPHICS & DIVERSITY

See age, gender, and ethnicity data for any video or collection and fill your gaps diversity wise.

VIDEO STATS DATA

See vitals like the activity of likes, comments and views, and number of followers.

TRENDING CONTENT

Sort by videos and influencers that had an increase in likes, views, shares, and comments.

BRAND SAFETY

Detect unsafe language and scenes to ensure only brand safe influencers and videos.



8
user-generated video content data sets

PATENT PENDING

SENTIMENT

Identify positive and negative reviews and comments.

SCENE

Identify the scenery in a video such as an object, logo, environment or landmark.

TRANSCRIPTS

Search by keywords or phrases for both relevance and to discover popular words.

TOPICS

Identify and filter by topics such as tutorials and reviews to easily understand a videos purpose.

 vyrill

Enables the most powerful in-video search in the market

Vyrill Product - unlock the potential of what's inside the video.



Data Sources

Social

Proprietary

Video Matching

Scan For:
Key Words
Brands
Products
Topics

↔

Processing

AI/ML
NLP
Computer Vision

Output

Video List

Influencers List

Products

Capture

Insights

Licensing

Q4, 2020
Display & In-video search

Delivery

SaaS
Dedicated Dashboard
API

Widget
Browser Extension

Website

Embed

Capture, match, analyze and leverage **at massive scale**





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Our customers – Brands/Retailers

57+ Brands

7 paid enterprise customers
50+ brands on basic free plan

























SARGENTO
TATAM
Helen of Troy
PORSCHE MOTORSPORT
SPHYNX
RAW SPIRIT
REVLON
HOT TOOLS PROFESSIONAL
Blinkist
AirAsia
BEDHEAD
Y&R

Traction

- 200% increase in sales leads due to Covid as video consumption is up
- 57+ brand customers
- 3M+ video reviews / unboxing / how-to/DIY videos analyzed
- $300K+ in revenue
- Try and Buy model



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With 400% growth in user generated video consumption and creation during Covid, Vyrill is growing with new brand signups.

Intellectual Property

Use Case Feature
Diversity and Demographics visualization Provisional Patent filed – 5th July, 2019
Product-Video Aggregation & Analysis
Automatic Video Content Creation
Brand Safety Scoring

PATENT PENDING

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Competition – Functions and Features

Powered by Artificial Intelligence	Vyrill	Brand Watch	TrustPilot	Bazaarvoice	STACKLA
AI Powered	●	●	●	●	●
Video to product, category, brand matching	●	◐	◐	◐	◐
24x7 monitoring of Trending video content	●	◔	◐	◐	◐
360 insights of video content - sentiment, topic, scene, demographic, influencer, brand safety & emotions	●	◔	◐	◐	◐
Competitor video tracking and insights	●	◐	◐	◐	◐
Video (reviews) licensing	●	◐	◐	◐	◔
Video Content marketing to E-commerce platforms/social	●	◐	◔	◔	◔



Verticals – Our Initial Focus



Electronics



Beauty



Automotive



Airlines



CPG



Sports



Entertainment

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Market – TAM Size

11 X **40K+ Per vertical** X **$5K /month**

Verticals
Beauty, Electronics,
Auto, CPG, Sports
Entertainment

Brands/Retailers
Head of Digital marketing/
Head of Ecommerce

Average Revenue
SAAS Business Model
+ Licensing

$2,200,000,000+

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Business model

- SAAS
  - Enterprise – Plans start at $40K+ per year
  - SMB – Plans start at $2400+ per year

- Licensing
  - Flat fee per transaction for volume transactions
  - 20% success fee for individual transactions

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Funding – Terms & Usage

- Previous Angel Raise ($2.1M)
  - Accelerators – U.C.Berkeley Skydeck, Gener8tor
  - Angel/Early Stage investors
- Current Seed Raise $3M – Reach ($1.5M ARR in 12 months)
  - $1.07M on Wefunder
  - 2M with VCs
- Future Round
  - Series A
  - $8M - $10M
  - Dec 2022



Current Seed Raise - $3Million
35% Sales & Marketing $1.05M
40% Talent $1.2M
25% Infrastructure $750K

Reasonable terms and proper usage of capital



vyrill



Ajay Bam
ajay@vyrill.com

Thank you!

